UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

São Paulo, June 4, 2019

Netshoes Announces Issuance of Call Notice for a Shareholders’ Meeting for Approval of Merger Agreement with Magazine Luiza

Netshoes (Cayman) Limited (NYSE: NETS) announces that it has issued on June 3, 2019 a notice calling an extraordinary general meeting of shareholders to be held on June 14, 2019, at 11 a.m. (São Paulo time) (10:00 a.m. Eastern time) (“Extraordinary General Meeting”), for approval of the transactions contemplated by the Agreement and Plan of Merger entered into by and among Netshoes, Magazine Luiza S.A. (“Magalu”) and its subsidiary on April 29, 2019, as amended on May 26, 2019 (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration) (the “Merger Agreement”).

As previously disclosed, Netshoes received an unsolicited acquisition proposal from Grupo SBF S.A. (“Centauro”) on May 23, 2019, which was supplemented by a revised Centauro proposal on May 28, 2019 that provided for the payment of a per share consideration of US$3.50.  The supplemental Centauro proposal was received by Netshoes after Netshoes and Magalu had entered into an amendment to the Merger Agreement, increasing to US$3.00 the per share merger consideration to be paid by Magazine Luiza to Netshoes’ shareholders.

After thorough examination and analysis of the Centauro proposal, the Netshoes board of directors, in consultation with its financial and legal advisors, concluded that Centauro’s proposal, as of the date hereof, does not provide sufficient assurances in relation to the Company’s financial condition or adequately address short-term liquidity concerns, in addition to deal certainty concerns and, as a result, this proposal does not constitute a Superior Proposal under the terms of the Merger Agreement.  In reaching such determination, the board considered a significant amount of information and a wide variety of factors, including the following:

•         the high probability of the completion of the Merger with Magazine Luiza in a predictable and short timeframe;

•         the approval granted by Brazilian antitrust authority on May 22, 2019 for Magazine Luiza to acquire Netshoes, which means that we expect to complete the Merger within five business days following approval of the Merger at the Extraordinary General Meeting;

•         that any potential transaction between the Company and Centauro would involve calling a new shareholders meeting and review by Brazilian antitrust authorities, which could potentially follow a long-form procedure, leading to delay and uncertainty; and

•         the previously disclosed pressures on Netshoes’ operating cash flow and financial condition. The Company’s short-term liquidity challenges constitute a meaningful concern in relation to the Centauro proposal in view of a timetable that is likely two to four months longer than that afforded by the Merger Agreement and a lack of sufficient guaranties of liquidity during such period.  The board of directors determined that the incremental price differential offered by Centauro was insufficient to compensate risks related to a potentially longer timeline to closing.

As a result of the above, the Netshoes board of directors reaffirms its existing recommendation, without qualification, that Netshoes’ shareholders vote in favor of the transactions contemplated by the Merger Agreement in the upcoming shareholders meeting.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: June 4, 2019